Quarles & Brady LLP
411 E. Wisconsin Avenue
Milwaukee, WI 53202-4497
June 13, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	ACP Holding Company
(to be renamed Neenah Enterprises, Inc.)
Registration Statement on Form 10
Ladies and Gentlemen:
     Enclosed for filing via EDGAR, on behalf of ACP Holding Company, a Delaware corporation (the “Company”), is a Registration Statement on Form 10 (the “Form 10”) to register the common stock of the Company pursuant to Section 12(g) of the Securities Exchange Act of 1934. The Form 10 is being filed in connection with a plan to recapitalize the Company and take steps intended to facilitate the development of a market in the common stock, as described in the Form 10 (under “Introduction” and elsewhere).
     The Company is not presently a reporting company under the Exchange Act, but its second tier wholly owned subsidiary, Neenah Foundry Company, a Wisconsin corporation (“Neenah”), is a reporting company pursuant to Section 15(d) of the Exchange Act (Commission File No. 333-28751-03). Neenah is presently required to file reports pursuant to Section 15(d) as a result of its Registration Statement on Form S-4, File No. 333-140853, which became effective on March 13, 2007, that registered an A/B exchange offer of debt securities.
     The plan to recapitalize the Company will involve the amendment and restatement of the Company’s certificate of incorporation and bylaws and appropriate action with respect to incentive compensation plans and other matters. It is contemplated that any necessary or desirable stockholder approvals will be obtained prior to the effective date of the Form 10. Prior to effectiveness, the Form 10 will be amended to include relevant information and exhibits not yet available, update other information as appropriate, and respond to any staff comments. As indicated in the Form 10, in connection with the recapitalization, the corporate name of the Company will be changed to Neenah Enterprises, Inc.
     Please contact the undersigned at (414-277-5169; jdm@quarles.com; fax no. 414-978-8969) or Bruce C. Davidson (414-277-5115; bcd@quarles.com, fax no. 414-978-8915) with any questions or comments concerning this filing. Thank you.

Very truly yours, QUARLES & BRADY LLP
/s/ Joseph D. Masterson

Joseph D. Masterson